Golenbock Eiseman Assor Bell & Peskoe, LLP

711 Third Avenue – 17th Floor

New York, New York 10017

212-907-7300

Andrew D. Hudders

212-907-7349

ahudders@golenbock.com

January 31, 2022

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Office of Life Sciences
Attn: Jordan Nimitz, Esq.

Re:	TC BioPharm (Holdings) plc.
Amendment No 5. To Registration Statement on Form F-1
Registration No.: 333-260492
CIK: No. 0001872812
Office of Life Sciences

Dear Ms. Nimitz:

On behalf of TC BioPharm (Holdings) plc (the “Company”), the Company is filing Amendment No. 5 to its filed Registration Statement on Form F-1 (the “Registration Statement”).

Amendment No. 5 is being filed to update the size of the offering, which is being reduced, and update all the financial information about the offering as a result in the change in the offering size.

The Company, after consultation with the underwriter, is planning on going effective on Thursday, February 3, 2022. The Company and the underwriter will file separately the acceleration requests, after you have had an opportunity to review the Amendment No. 5.

If there are any questions concerning the above, please contact either the Company representatives or the undersigned at ahudders@golenbock.com or 212-907-7349.

Very truly yours,

/s/ Andrew D. Hudders
Andrew D. Hudders

cc:	Martin Thorp, TC BioPharm Limited
Toby Rintoul, TC BioPharm Limited
Joseph Lucosky, Lucosky Brookman LLP